SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

SUSTAINABILITY UPDATE

to a future with more cheers

ental → social → governance → environmental → social → governance → environmental → social

2023

ambev

We Dream Big
To Create a Future with More Cheers!


Natural
Smart Drinking & Moderation
Climate
Water Stewardship
Sustainable Agriculture
Local
Circular Packaging
Ethics & Transparency
Inclusive
Entrepreneurship
Diversity, Equity & Incclusion
Strategic Priorities



ambev

2025 Sustainability Goals

ambev

WATER STEWARDSHIP



100%
OF OUR COMMUNITIES

in high-stress areas will have measurably improved water availability and quality.

2023YTD: 72%
watersheds: 8/11

SUSTAINABLE AGRICULTURE



100%
OF OUR DIRECT FARMERS

will be skilled, connected, and financially empowered.

2023YTD: 100%
Skilled: 100%
Connected: 100%
Financially Emp.: 100%

CLIMATE ACTION



100%
OF OUR PURCHASED ELECTRICITY

will be from renewable sources and we will have a 25% reduction in CO_2 emisions across our value chain.

2023YTD: 98%
Reduction: 15%

CIRCULAR PACKAGING



100%
OF OUR PRODUCTS

will be in packaging that is returnable or made from majority recycled content.

2023YTD: 83.1%

Electricity Energy Savings

Financial Impact



ABV Price
Market Price
Jul/19
Out/23



ABV Price
Market Price
Jan/20
Out/23

Over
USD 2.3 Mio
better than market

Over
USD 14,0 Mio
better than market

Co2 Impact – Reduced over 350.000 tons of CO2

Calculations and References

[**Market Spot Price** (Established by local Regulator*) − **Power Puchase Agreement Price** (Negotiated by Procurement Organization)] × **Consumed Electricity** (According to agreed upon volume) = **Financial Performance vs. Market**

*Chile: Enel Distribucion *Argentina: CAMMESA





Renewable Energy for POCs

Big Numbers (Brazil)

+6K	40	~35k Ton CO2	~1.5 Mio USD
POCs signed	solar energy plants delivered	emission reduction in 2022	of annual saving to POCs in 2022, releasing investment capacity to their businesses

How does it work?

Generator	Distributor	Climatech	ambev	POCs
Invests and builds solar power plants	Receives the energy from the solar plant and distribute it as usual	Connects the final clients (POCs) and ensure discounts on the POCs energy bills	Spread Climatech to clients (POCs)	Receive clean and cheaper energy, without any investment required **Savings: ~10%**



Green Logistics

255
Electric
Trucks

440
Forklifts

+500k
KM in 2022

+USD 5mio
Savings in 2022



Engaging and Impacting the supply chain


Compromisso pela Ação Climática
CONECTANDO POR UM MUNDO MELHOR
Compromisso da Ambev e parceiros em prol da transparência e ambição climática
ambev
ASSINAM ESTE COMPROMISSO:
ambev

Main actions

- Accounting and reporting greenhouse gas emissions
- Setting public targets and emission reduction plans
- Promoting concrete actions to reduce emissions

Results

~200

Suppliers have already signed

~70%

of Scope 3 emissions covered

eclipse | ambev


SCIENCE BASED TARGETS
APPROVED
NEAR-TERM SCIENCE-BASED TARGETS
The Science Based Targets initiative has validated that the science-based greenhouse gas emissions reductions target(s) submitted by Ambev S.A. conform with the SBTi Criteria and Recommendations (Criteria version 5.0).
SBTi has classified your company's scope 1 and 2 target ambition as in line with a 1.5°C trajectory.
The official near-term science-based target language:
Ambev S.A. commits to reduce absolute scope 1 and 2 GHG emissions 43.4% by 2026 from a 2017 base year.* Ambev S.A. commits to increase active annual sourcing of renewable electricity from 11.9% in 2017 to 100% by 2026 and to continue active annual sourcing of 100% renewable electricity through 2030. Ambev S.A. also commits to reduce absolute scope 3 GHG emissions 25.0% by 2027 from a 2017 base year.
*The target boundary includes land-related emissions and removals from bioenergy feedstocks.
Partner Organizations
CDP
WWF
In collaboration with
WE MEAN BUSINESS COALITION
DATE OF APPROVAL
20 October 2023

First Latin American Brewery

to receive **SBTi Approval** on **Net Zero Emissions Target.**

Our management system
has more than 25 years



SUPPLY MANAGEMENT SYSTEM (VPO)
VPO
RESULTS
Management
Manage
To Improve
Manage
To Sustain
Fundamentals
SAFETY
Quality
ENVIRONMENT
Maintenance
Logistics
People

SAFETY CULTURE

Our first priority is the well-being of our people

(#) Brazil & LAS Accidents


2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

87%

reduction in accidents over the past 10 years*

**until October 2023*

Climate
Action

social → governance → environmental → social → governance → environmental → social → governance → environmental → social → governance → environmental →

Climate Action


Natural
Local
Inclusive
Strategic Priorities
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity, Equity & Incclusion
Smart Drinking & Moderation


Energy Matrix
2023
2025
2040
Renewable Electricity
98%
100%
Renewable Heat
41%
Improve
Our Ambition to Achieve
Net Zero

Renewable Heat

Brazil + LAS 2023

2003-2019



BIOMASS

8 New Biomass Plants

2012-2014



BIOMETHANE

2 Biomass Plants Greenfields

2014-2021



VEGETABLE OIL

1 New Greenfield with Biomass Plant

Total Conversion of BPF to vegetable oil in Brazil


Eucalipto + Coco babaçu
Eucalipto + Coco babaçu
Eucalipto + Bambu
Eucalipto
Eucalipto
Eucalipto
Eucalipto
Eucalipto
Eucalipto
Eucalipto+ Pinus
Eucalipto
Eucalipto + Lenha

Total Purchased Energy*



13%

Reduction in the last 6 years


2017
2018
2019
2020
2021
2022



Consumption Reduction - Zero Losses

- Consumption Management (Critical Equipment)
- Plant Modulation
- Shutdown planning
- Equipment Efficiency



Energy Recovery Improvement

- Heat and Cooling Recovery
- More Efficient New Technologies
- Process Optimization
- Biogas Recovery from Effluent Treatment

*Total Purchased Energy in Brazil = (Quantity of Purchased Electricity × Cost)+ (Quantity of Purchased Heat × Cost)

Carbon Neutral
Journey

social ⟶ governance ⟶ environmental ⟶ social ⟶ governance ⟶ environmental ⟶ social ⟶ governance ⟶ environmental ⟶ social ⟶ governance ⟶ environmental ⟶

Carbon Neutral

Journey

Brazil & LAS



Aromas
Cuiabá
Uberlândia
Cebrasa
Juatuba
Agudos
Macacé
Ponta Grossa
Curitibana
Coroplas
Maltaria Passo Fundo
Maltaria Paysandu
Maltaria Musa

2021
2
plants

2022
11
plants

2023
13
plants

2040
All Plants

CARBON NEUTRALITY CRITERIA

- **80~90% CO2** Emissions (vs2017)
- **100%** Renewable **Electricity**
- Energy **Consumption** Excellence

ambev



Waste
Management

social ⟶ governance ⟶ environmental ⟶ social ⟶ governance ⟶ environmental ⟶ social ⟶ governance ⟶ environmental ⟶ social ⟶ governance ⟶ environmental ⟶

ambev

ambev

Waste Management

UPTRADE

- Negotiations/New clients
- New users and channels
- Regulatory and Destination

UPGRADE

- Products Quality Improvement

UPCYCLE

- New Products
- New Business and Innovation
- Technology



Saved Grains Wet



Saved Yeast Dried

99.72%

Recyclability in our Brazil & LAS Operations



Inclusive Growth



A journey of social mobility through inclusive growth.


01
Extreme Poverty
02
Poverty
03
Decent Living
04
Prosperity Under Development
05
Breaking the Cycle of Poverty
Socioeconomic inclusion
Inclusive growth

On track to deliver our goal:

1M people by 2025


6,053
25,521
52,474
223,092
339,141
661,314
2017
2018
2019
2020
2021
2022


ambev
ama
Água Camelo
ambev
ama


ambev
ama
mais
água
pra
nossa
gente
ÁGUA MINERAL NATURAL
FONTE DAS HORTÊNSIAS
SEM GÁS
COM GÁS


somos
somos


4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
10 REDUCED INEQUALITIES

ambev

Fight against hunger

1 million

meals in 2023


gauchada

1 NO POVERTY

2 ZERO HUNGER

10 REDUCED INEQUALITIES

12 RESPONSIBLE CONSUMPTION AND PRODUCTION


BRAHMA

comida invisível

ambev CONTRA A FOME

ambev



1 NO POVERTY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES

16 PEACE, JUSTICE AND STRONG INSTITUTIONS



Management skills and mentoring for
+400 NGOS with +10 million people impacted



ambev voa

Ambition:

5 million

people included

with income generation by 2032



bora
ambev

How BORA works

01

SKILLS & KNOWLEDGE

02

FINANCIAL EMPOWERMENT

03

CONNECTION

SUSTAINABLE INCOME GENERATION:

Inclusive Growth

(Inclusão Produtiva)

ambev


1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES



Knowledge

Our team and partners deploy skills and training to our communities. Those partners support our participants during the courses and offer them complementary mentorships. This moment can look basic, but we heard more than once that we gave them the first diploma of their lives!



1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

Financial Empowerment



Financial support is also another important pillar of Bora. We know that money is essential at this moment, so we use different approaches to different people: micro-credit, scholarships, BEES miles or materials to support their businesses.


1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

Connection



- Connection between our clients, such as small bars and restaurants, or our suppliers with people looking for work or jobs is the last step of our program. It is kind of a match of jobs and opportunities to them!



ambev

Value Chain

+700

new black entrepreneurs

+R$ 160 m

generating inclusive growth and DE&I in our ecosystem

A journey of social mobility
through inclusive growth.


01
Extreme Poverty
02
Poverty
03
Decent Living
04
Prosperity Under Development
05
Breaking the Cycle of Poverty
ambev ama
ambev contra a fome
ambev voa
bora ambev
Socioeconomic inclusion
Inclusive growth

2021: New Members on the Board of Directors



Fabio Barbosa



Lia Matos



Claudia Woods

ambev

2022: Updated Structure of Board Advisory Committees

Operations And Finance Committee



Victorio De Marchi
Chairman



Marcos Lisboa
Independent Director



Fernando Tennenbaum

People Committee



Victorio De Marchi
Chairman



Nelson Jamel



Claudia Woods
Independent Director

Governance Committee



Victorio De Marchi
Chairman



Marcos Lisboa
Independent Director



Fabio Barbosa



Everardo Maciel
External and independent member



Carlos Ragazzo
External and independent member

2023 Ambev Board of Directors



Michel Doukeris
Chairman



Victorio De Marchi



Fernando Tennenbaum



Fabio Barbosa



Lia Matos



Milton Seligman



Nelson Jamel



Carlos Lisboa



Claudia Woods
Independent Member



Marcos Lisboa
Independent Member



Luciana Dias
Independent Member

Our Guests Today



José Rezende

Chairman and Effective Member of Ambev Fiscal Council



Luciana Dias

Independent Member of Ambev Board of Directors

ambev

SUSTAINABILITY UPDATE

to a future with more cheers

ental → social → governance → environmental → social → governance → environmental → social

2023